UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Parsley Energy, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

701877 102

(CUSIP Number)

May 29, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701877 102

1	Name of Reporting Person: Bryan Sheffield

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 39,384,788

	6	Shared Voting Power 0

	7	Sole Dispositive Power 39,384,788

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 39,384,788 (1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 27.9% (3)

12	Type of Reporting Person IN

(1)                                 Consists of (i) 13,154,768 shares of Class A common stock held of record by Bryan Sheffield, (ii) 1,711,269 shares of Class A common stock held of record by Sheffield Energy Management, LLC, (iii) 22,716,573 shares of Class B common stock held of record by Bryan Sheffield and (iv) 1,802,178 shares of Class B common stock held of record by Sheffield Energy Management, LLC.

(2)                                 Shares of the Issuer’s Class B common stock are exchangeable for shares of Class A common stock on a one-for-one basis.

(3)                                 Based on 140,953,193 shares of common stock issued and outstanding as of February 17, 2015.

Item 1(a).	Name of Issuer: Parsley Energy, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 221 W. 6th Street, Suite 750 Austin, TX 78701

Item 2(a).	Names of Persons Filing: This Schedule 13G is being filed by the following person (the “Reporting Person”): (i) Bryan Sheffield
Item 2(b).	Address or Principal Business Office or, if none, Residence: (i) Bryan Sheffield 221 W. 6th Street, Suite 750 Austin, TX 78701
Item 2(c).	Citizenship: (i) Bryan Sheffield: United States of America
Item 2(d).	Title of Class of Securities: Class A Common stock, par value $0.01 per share.
Item 2(e).	CUSIP Number: 701877 102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:

Mr. Sheffield is the beneficial owner of 39,384,788 shares in the Issuer.

Mr. Sheffield holds a direct interest in 13,154,768 shares of Class A common stock. Mr. Sheffield holds an indirect interest in 1,711,269 shares of Class A common stock through Sheffield Energy Management, LLC. Mr. Sheffield has voting and dispositive power over these shares.

Mr. Sheffield holds a direct interest in 22,716,573 shares of Class B common stock. Mr. Sheffield also holds an indirect interest in 1,802,178 shares of Class B common stock through Sheffield Energy Management, LLC. Shares of the Issuer’s Class B common stock are exchangeable for shares of Class A common stock on a one-for-one basis.

At December 31, 2014, Mr. Sheffield held an indirect interest in 81,227 shares of Class A common stock through Marbella Interests, LLC. As of January 14, 2015, Marbella Interests, LLC is no longer a record holder of shares in the Issuer.

1. Bryan Sheffield
	a.	Amount beneficially owned: 39,384,788
	b.	Percent of class: 27.9%
	c.	Number of shares as to which the person has:
		i.	Sole power to vote or to direct the vote: 39,384,788
		ii.	Shared power to vote or to direct the vote: 0
		iii.	Sole power to dispose or to direct the disposition of: 39,384,788
		iv.	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2015

By:	/s/ Bryan Sheffield
Name:	Bryan Sheffield